5/1/02

02036542

RECD S.E.C.
MAY 16 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 5 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May, 2002

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

1 of 4

This Form 6-K consists of:

Huaneng Power International's Announcement on May 15, 2002, in English with respect to resolutions passed at its 2001 annual general meeting.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING

The Annual General Meeting ("AGM") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on Wednesday, 15th May 2002 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China. Mr Li Xiaopeng, Chairman of the Company, presided over the AGM as the Chairman of the AGM. Shareholders of the Company and their proxies, directors and supervisors of the Company attended the meeting.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved to approve, the following resolutions as ordinary resolutions:-

1. the report of the Directors for the year 2001 was approved.
2. the report of the Supervisory Committee for the year 2001 was approved.
3. the audited financial statements of the Company for the year 2001 was approved.
4. the dividend distribution plan of the Company for the year 2001 was approved.
5. the proposal of ceasing to engage Arthur Andersen & Co and Arthur Andersen • Hua Qiang Certified Public Accountants as the Company's international auditors and PRC auditors for the year 2002 was approved.
6. the proposal of appointing PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the Company's international auditors and PRC auditors respectively for the year 2002 with the total annual remuneration of US 1 million was approved.
7. the proposal for change of certain Directors and addition of Independent Director of the Company was approved:
   - 7.1 Resignations of Mr. Feng Dawei, Ms. Li Zhongshu, Mr. Bao Qianyuan, Mr. Lin Jianxin and Mr. Miao Kai as Directors of the Company were approved.
   - 7.2 The appointment of Mr. Wu Dawei as Director of the Company was approved.
   - 7.3 The appointment of Mr. Liu Guoyue as Director of the Company was approved.
   - 7.4 The appointment of Mr. Shen Zongmin as Director of the Company was approved.
   - 7.5 The appointment of Mr. Shen Weibing as Director of the Company was approved.
   - 7.6 The appointment of Mr. Qian Zhongwei as Independent Director of the Company was approved.

The above ordinary resolutions were reviewed and approved at the AGM of the Company held on 15th May 2002 in Beijing.

By Order of the Board
Li Xiaopeng
Chairman

Beijing, the PRC
15th May 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By____________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: May 16 , 2002